UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
_______________________________

Watford Holdings Ltd.
 (Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G94787101
(CUSIP Number)

c/o Enstar Group Limited
P.O. Box HM 2267, Windsor Place 3rd Floor
22 Queen Street
Hamilton, Bermuda HMJX
(441) 292-3645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 2 OF 5

1		NAME OF REPORTING PERSONS Cavello Bay Reinsurance Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,815,858 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,815,858 (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,815,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% (2)
14		TYPE OF REPORTING PERSON (see instructions) IC

(1) The shares are held by Cavello Bay Reinsurance Limited, a Bermuda company (“Cavello Bay”). Cavello Bay has voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), the parent of Cavello Bay, and Enstar Group Limited, a Bermuda company (“Enstar”), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.

(2) This percentage is calculated based on 19,886,979 common shares issued and outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed on August 7, 2020.

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 3 OF 5

1		NAME OF REPORTING PERSONS Kenmare Holdings Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,815,858 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,815,858 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,815,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% (2)
14		TYPE OF REPORTING PERSON (see instructions) CO, HC

(1) The shares are held by Cavello Bay Reinsurance Limited, a Bermuda company (“Cavello Bay”). Cavello Bay has voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), the parent of Cavello Bay, and Enstar Group Limited, a Bermuda company (“Enstar”), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.

(2) This percentage is calculated based on 19,886,979 common shares issued and outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed on August 7, 2020.

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 4 OF 5

1		NAME OF REPORTING PERSONS Enstar Group Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,815,858 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,815,858 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,815,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% (2)
14		TYPE OF REPORTING PERSON (see instructions) CO, HC

(1) The shares are held by Cavello Bay Reinsurance Limited, a Bermuda company (“Cavello Bay”). Cavello Bay has voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), the parent of Cavello Bay, and Enstar Group Limited, a Bermuda company (“Enstar”), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.

(2) This percentage is calculated based on 19,886,979 common shares issued and outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed on August 7, 2020.

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 5 OF 5

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D filed by Cavello Bay Reinsurance Limited, Kenmare Holdings Ltd. and Enstar Group Limited (the “Reporting Persons”) on September 21, 2020 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as follows:

Cavello Bay initially acquired the Common Shares to which this Schedule 13D relates for investment purposes.

On September 30, 2020, Enstar delivered a letter to the Board of Directors of the Issuer indicating its desire to discuss the acquisition of all of the Issuer’s ordinary shares for $31.00 per share. The proposal is subject to customary due diligence and the negotiation of definitive agreements. The letter is included as Exhibit 2 and is incorporated herein by reference. There can be no assurance that the Issuer and Enstar will reach an agreement with respect to any such transaction or that the nature or terms of any such transaction will not differ from the description in the letter.

Depending on various factors, the Reporting Persons and each of their representatives may from time to time engage in discussions with the Issuer, other current or prospective shareholders of the Issuer, existing or potential strategic partners, investment professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, Enstar’s proposal to the Board of Directors of the Issuer, the Issuer’s business, management, capital structure, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the actions that are described in subsections (a) through (j) of Item 4 of Schedule 13D.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase or sale of Common Shares desirable, the Reporting Persons reserve the right to and may acquire or dispose of Common Shares, including through public and private transactions. Cavello Bay intends to review its investment in the Issuer on a continuing basis.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit 1        Joint Filing Agreement by and among Cavello Bay Reinsurance Limited, Kenmare Holdings
Ltd. And Enstar Group Limited, dated September 21, 2020 (previously filed)

Exhibit 2        Letter dated September 30, 2020 from Enstar Group Limited to the Board of Directors of
Watford Holdings Ltd.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2020
                                Cavello Bay Reinsurance Limited

                                By:     /s/ Guy Bowker
                                Name:     Guy Bowker
                                Title:     Director

                                Kenmare Holdings Ltd.

                                By:     /s/ Guy Bowker
                                Name:     Guy Bowker
                                Title:     Director

                                Enstar Group Limited

                                By:     /s/ Guy Bowker
                                Name:     Guy Bowker
                                Title:     Chief Financial Officer

Exhibit 2

[Letterhead of Enstar Group Limited]

September 30, 2020

Watford Holdings Ltd.
Waterloo House, 1st Floor
100 Pitts Bay Road
Pembroke HM 08, Bermuda

Attention: Board of Directors

NON-BINDING INDICATIVE PROPOSAL

Enstar Group Limited is currently a 9.1% shareholder in Watford Holdings Ltd. (the “Company” or “Watford”) and we have recently increased our shareholding given our view that the current share price undervalues the true economic value of Watford. We understand that the Board of Directors of Watford have hired Morgan Stanley to help evaluate strategic options for the Company. We would be pleased to engage with Watford and its Board to help provide a solution and are pleased to provide you with our non-binding indicative proposal (“Proposal”) for the acquisition of 100% of the ordinary share capital of Watford. Our Proposal is based on due diligence and analysis conducted to date based on publicly available information and is subject to the satisfactory completion of our diligence and the agreement of definitive transaction documents.

i)Purchase price

Based on the diligence and analysis done to date, our Proposal is to pay $31.00 per ordinary share at closing. The purchase price represents a premium to current market price of 365.1%. The form of consideration will be in 100% cash. Our purchase price is based on the assumption that the key contracts with Arch Capital Group and HPS Investment Partners would remain in place, but we are willing to discuss the early termination of those agreements if that would be preferable to such parties.

ii)Identity of acquirer

The acquiring entity will be a wholly-owned direct or indirect subsidiary of Enstar Group Limited. Enstar is a publicly traded company with $21.3 billion in total assets. We have significant acquisition and integration experience, having completed over 100 transactions in our history.

iii)Due diligence requirements and timing

We would require the opportunity to conduct detailed due diligence that is commensurate with an acquisition of this size in all key areas including financial, actuarial, claims, legal, regulatory diligence. In addition, we would seek to engage with Arch and HPS on the potential for an early termination or restructuring of their contracts with the Company, particularly in light of any potential changes to the Company’s business plan following the consummation of the transaction.

Enstar is willing to dedicate the necessary resources, including an experienced set of M&A professionals, to complete our due diligence and the negotiation of definitive documentation expeditiously.

iv)Conditions and Approvals

The final proposal will be subject to approval of Enstar’s Board of Directors. Completion of the transaction contemplated by this Proposal would be subject to all necessary regulatory approvals.

v)Contact information

This Proposal can be discussed with Paul O’Shea (paul.oshea@enstargroup.com) and David Ni (david.ni@enstargroup.com).

We look forward to discussing this Proposal with you at your convenience.

Yours sincerely,

/s/ Paul O’Shea

Paul O’Shea
President